Filed Pursuant to Rule 424(b)(5)
Registration No. 333-276496

PROSPECTUS SUPPLEMENT
(To prospectus dated January 24, 2024)

ADIAL PHARMACEUTICALS, INC.

This prospectus supplement amends and supplements the information in the prospectus, dated April 18, 2024 (the “Prior Prospectus”), filed with the Securities and Exchange Commission as a part of the Adial Pharmaceutical, Inc. (“we”, “us” or “our”) registration statement on Form S-3 (File No. 333-276496), relating to the offer and sale of up to $4,283,650 shares of our common stock, par value $0.001 per share (the “common stock”), pursuant to that certain At The Market Offering Agreement (the “HCW Sales Agreement”), entered into by us and H.C. Wainwright & Co., LLC (“Wainwright”), dated April 18, 2024, relating to the sale of our common stock from time to time through Wainwright acting as agent or principal. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

On July 24, 2025, the HCW Sales Agreement was terminated, effective as of July 31, 2025. In the aggregate, we sold 2,348,520 shares of our common stock through H.C. Wainwright for net proceeds of approximately $4,000,000 pursuant to the HCW Sales Agreement.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ADIL.” On July 30, 2025, the last reported sale price of our common stock on Nasdaq was $0.4741 per share.

As of the date of this prospectus supplement, the aggregate market value worldwide of our outstanding voting and non-voting common equity held by non-affiliates, as calculated pursuant to the rules of the Securities and Exchange Commission, was approximately $14,989,395, based on 21,413,422 shares of our common stock outstanding and held by non-affiliates at a per share price of $0.70, the closing price of our common stock on June 2, 2025, which is the highest closing sale price of our common stock on the Nasdaq within the prior 60 days of this prospectus supplement. As of the date of this prospectus supplement, we have not sold or offered any shares of our common stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on this registration statement of which any prospectus supplement forms a part in a public primary offering with a value exceeding one-third of our outstanding voting and nonvoting common equity held by non-affiliates (the “public float”) in any 12-month period so long as our public float remains below $75 million.

The purpose of this prospectus supplement is to terminate our continuous offering under the Prior Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 31, 2025.